Mail Stop 4561

July 31, 2008

Nancy E. Cooper
Executive Vice President
  and Chief Financial Officer
CA, Inc.
One CA Plaza
Islandia, NY 11749

      Re: CA, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2007
              Filed May 30, 2007
              Definitive Proxy on Schedule 14A
              Filed July 24, 2008
              File No. 001-09247

Dear Ms. Cooper:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Selected Quarterly Information, page 35

1.   Tell us what consideration you gave to the disclosure requirements of Item 302(A)(1) of Regulation S-K. In this regard, your disclosure should also include gross profit (or costs of revenue) and net income or loss.

Contractual Obligations and Commitments, page 43

2.   Footnote 2 to your table of contractual obligations indicates that "other obligations" includes $55 million of estimated liabilities for unrecognized tax benefits. However, we note from your disclosure on page 99 that your liability for income taxes associated with uncertain tax positions was approximately $280 million as of March 31, 2008. Please reconcile these amounts and tell us what consideration you gave to including or disclosing the full amount of your FIN 48 liabilities.

Notes to the Consolidated Financial Statements, page 71

Note 1 – Significant Accounting Policies, page 71

(t) Corrections of Prior Period Errors, page 81

3.   We note the tax-related errors identified in the fourth quarter of fiscal year 2008. Tell us more about the nature of each of the specific errors identified, including the related periods involved. Provide us with management's SAB 99 and SAB 108 analyses when concluding that these errors were not considered material to prior period financial statements and deciding to correct prior period financial statements. In addition, tell us how management considered the errors identified in both the third and fourth quarters of fiscal 2008 when concluding that your disclosure controls and procedures and internal control over financial reporting were effective as of March 31, 2008.

Definitive Proxy Statement filed July 24, 2008

Compensation Discussion and Analysis, page 24

Elements of Compensation, page 24

4.   You disclose that aggregate compensation approved by your compensation committee at the beginning of fiscal year 2008 was generally targeted to be between the 50th and 75th percentiles of compensation at select peer companies if predetermined performance objectives were attained at the target level. Please tell us supplementally where actual payments to your named executive officers for fiscal year 2008 fell within the targeted parameters and ensure that future filings disclose such information, if applicable.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant